SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

Alvarium Tiedemann Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02237A108

(CUSIP Number)

Mona Manahi

c/o Geller Advisors

909 Third Avenue

New York, NY 10022

(212) 583-6001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 3, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02237A108

1.	Names of Reporting Persons. IlWaddi Cayman Holdings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,359,002
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,359,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,359,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 02237A108

1.	Names of Reporting Persons. H.E. Sheikh Jassim Abdulaziz J.H. Al-Thani
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Qatar

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,359,002
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,359,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,359,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), of Alvarium Tiedemann Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 520 Madison Avenue, 21st Floor, New York, NY 10022.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by IlWaddi Cayman Holdings (“IlWaddi”) and H.E. Sheikh Jassim Abdulaziz J.H. Al-Thani (each, a “Reporting Person,” and together, the “Reporting Persons”). Mr. Al-Thani is the sole owner of ilWaddi. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Geller Advisors, 909 Third Avenue, New York, New York, 10022.

(c)	The principal business of IlWaddi is to make investments. The principal occupation of Mr. Al-Thani is to manage investments.

(d)	During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	IlWaddi is organized in the Cayman Islands. Mr. Al-Thani is a citizen of Qatar.

Item 3.	Source and Amount of Funds or Other Consideration

On January 3, 2023, Tiedemann Group (“Tiedemann”), Alvarium Investments Limited, an English private limited company (“Alvarium”) and Cartesian Growth Corporation, a Cayman Islands exempted company (“Cartesian”) completed their previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement dated as of September 19, 2021, and amended and restated on October 25, 2022 (as amended, the “Business Combination Agreement”), by and among Cartesian, Rook MS LLC, a Delaware limited liability company, Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company, TIG Trinity GP, LLC, a Delaware limited liability company, TIG Trinity Management, LLC, a Delaware limited liability company, Alvarium, and Alvarium Tiedemann Capital LLC, a Delaware limited liability company. The combined company now operates as Alvarium Tiedemann Holdings, Inc., the Issuer of the Class A Common Stock reported on this Schedule 13D.

In connection with the Business Combination, IlWaddi received 11,419,687 shares of Class A Common Stock and warrants (“Warrants”) to purchase 1,104,315 shares of Class A Common Stock at an exercise price of $11.50 per share pursuant to the terms of the Alvarium Exchange Agreement (as defined below in Item 6 of this Schedule 13D) in exchange for IlWaddi’s previously held shares of Alvarium Topco (as defined below in Item 6 of this Schedule 13D). In addition, immediately prior to the closing of the Business Combination, IlWaddi acquired (i) 5,734,697 shares of Class A Common Stock pursuant to the Subscription Agreement (as defined below in Item 6 of this Schedule 13D) at a price of $9.80 per share for an aggregate purchase price of $56,200,030, and (ii) 100,000 shares of Class A Common Stock pursuant to the Subscription Agreement Side Letter (as defined below in Item 6 of this Schedule 13D).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Class A Common Stock reported on this Schedule 13D and hold their shares for investment purposes. Pursuant to the Investor Rights Agreement (as defined below in Item 6 of this Schedule 13D), IlWaddi has designated Ali Bouzarif as the initial Shareholder Designee (as defined in the Investor Rights Agreement) to serve as a member of the board of directors of the Issuer.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the Issuer’s securities, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional securities or other securities convertible into or exercisable or exchangeable for securities of the Issuer from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for securities of the Issuer.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his securities or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 57,488,068 outstanding shares of Class A Common Stock as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2023.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

The information set forth above in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c). Other than the transaction set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the shares of Class A Common Stock during the past 60 days.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Alvarium Exchange Agreement

Concurrently with the execution of the Business Combination Agreement, IlWaddi and certain other former shareholders of Alvarium entered into an exchange agreement (the “Alvarium Exchange Agreement”) with Cartesian, pursuant to which, at the closing of the Business Combination, IlWaddi exchanged its ordinary shares of a newly formed Isle of Man entity (“Alvarium Topco”) and its Class A Shares of Alvarium Topco into shares of Class A Common Stock of the Issuer.

The foregoing summary of the Alvarium Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Alvarium Exchange Agreement which is filed as Exhibit 2 hereto and incorporated by reference herein.

Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, IlWaddi and certain other investors (together with IlWaddi, the “PIPE Investors”) entered into subscription agreements with Cartesian to acquire shares of Class A Common Stock at a purchase price of $9.80 per share (the “Subscription Agreement”). IlWaddi acquired the shares pursuant to the Subscription Agreement immediately prior to the closing of the Business Combination. Pursuant to the terms of the Subscription Agreements, the Issuer (as successor to Cartesian) has agreed that, within 45 calendar days of the consummation of the Business Combination, it will file with the SEC a registration statement registering the resale of the shares acquired pursuant to the Subscription Agreements.

The foregoing summary of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Subscription Agreement which is filed as Exhibit 3 hereto and incorporated by reference herein.

Subscription Agreement Side Letter

Concurrently with the execution of the Business Combination Agreement, IlWaddi entered into a side letter to the Subscription Agreement (the “Subscription Agreement Side Letter”). Pursuant to the Subscription Agreement Side Letter, the Issuer issued an aggregate of 100,000 shares of Class A Common Stock to IlWaddi concurrently with the closing of the Business Combination.

The foregoing summary of the Subscription Agreement Side Letter does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement Side Letter which is filed as Exhibit 4 hereto and incorporated by reference herein.

Option Agreements

Concurrently with the execution of the Business Combination Agreement, Cartesian’s sponsor, CGC Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), entered into option agreements (the “Option Agreements”) with each of the PIPE Investors pursuant to which, among other things, Sponsor granted such PIPE Investors a non-transferable option to purchase an aggregate of 3,625,000 shares of Class A Common Stock held by the Sponsor (the “Option Shares”), at an exercise price of $11.50 per share (subject to adjustment to reflect any changes to the exercise price of the Cartesian warrants) (the “Option”). Pursuant to the Option, IlWaddi will have the right to acquire 1,450,000 shares of Class A Common Stock.

The Option may be exercised only during the period commencing on the earlier to occur of (A) one year after the date of the closing of the Business Combination or (B) such time, at least 150 days after the closing of the Business Combination, that the closing price of the shares of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period and terminating at 5:00 p.m., New York City time on the date that is five years after the closing of the Business Combination.

The Option may be cancelled, at the option of the Sponsor, at any time during the Exercise Period (but not during the first 2 years), upon notice to the option holder, at a price of $0.01 per Option Share if the last sales price of Class A Common Stock reported has been at least $23.00 per share on each of 20 trading days within any 30 trading-day period commencing once the Option becomes exercisable.

The foregoing summary of the Option Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Option Agreements which is filed as Exhibit 5 hereto and incorporated by reference herein.

Investor Rights Agreement

At the closing of the Business Combination, IlWaddi entered into an investor rights agreement with the Issuer (the “Investor Rights Agreement”) pursuant to which, among other things, IlWaddi will have the right to designate one nominee to the Issuer’s board of directors (the “Shareholder Designee”), and any committee of the Issuer’s board of directors will include the Shareholder Designee as a member or, if the Shareholder Designee does not meet applicable independence requirements to serve on any audit, compensation or nominating committee of the Issuer, the Shareholder Designee will have the right to participate in such committee meetings as an observer. In addition, at the closing of the Business Combination, the Issuer will enter into separate investor rights agreements with certain Voting Parties (as defined therein and which will include Sponsor) pursuant to which, among other things, the Voting Party will agree to vote in favor of the election or re-election of the Shareholder Designee as director of the Issuer.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Investor Rights Agreement which is filed as Exhibit 6 hereto and incorporated by reference herein.

Registration Rights and Lock-Up Agreement

At the Closing of the Business Combination, IlWaddi and other investors entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”) pursuant to which, among other things, the Issuer will be obligated to file a registration statement to register the resale of certain securities held by IlWaddi and the other investors. The Registration Rights and Lock-Up Agreement will also provide for “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up agreement will also provide that certain securities of the Issuer held by IlWaddi will be locked up for the period specified in the Lock-Up Agreement.

The foregoing description of the Registration Rights and Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Registration Rights and Lock-Up Agreement which is filed as Exhibit 7 hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement

Exhibit 2    Alvarium Exchange Agreement, dated as of September 19, 2021 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 23, 2021)

Exhibit 3    Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on September 23, 2021)

Exhibit 4    Subscription Agreement Side Letter, dated as of September 21, 2021 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on September 23, 2021)

Exhibit 5    Form of Option Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on September 23, 2021)

Exhibit 6    Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on September 23, 2021)

Exhibit 7    Registration Rights and Lock-Up Agreement, dated as of January 3, 2023 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on January 9, 2023)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2023

ILWADDI CAYMAN HOLDINGS

By:	/s/ Sheikh Jassim Abdulaziz J.H. Al-Thani
	Name:	Sheikh Jassim Abdulaziz J.H. Al-Thani
	Title:	Director

/s/ Sheikh Jassim Abdulaziz J.H. Al-Thani
SHEIKH JASSIM ABDULAZIZ J.H. AL-THANI